Acusphere, Inc.
500 Arsenal Street
Watertown, Massachusetts 02472
Telephone: (617) 648-8800

November 3, 2004

VIA EDGAR AND
OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn: Filing Desk

Re:	Acusphere, Inc.—Application For Withdrawal on Form RW pursuant to Rule 477 under the Securities Act of 1933, as amended, of Registration Statement on Form S-3 (File No. 333-120109)

Ladies and Gentlemen:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Acusphere, Inc. (the "Company") hereby applies for the withdrawal of Registration Statement on Form S-3 (File No. 333-120109), filed with the Securities and Exchange Commission (the "Commission") on October 29, 2004 (the "Form S-3"), and requests that the Commission consent to such withdrawal. No securities have been issued or sold under the Form S-3. The Form S-3 has not been declared effective by the Commission.

        The Form S-3 was intended to be filed as Pre-Effective Amendment No. 2 to Form S-1 on Form S-3 (File No. 333-119027) (the "Prior Registration Statement"), relating to the registration for re-sale under Act of 3,440,000 shares of common stock and 688,000 shares of common stock issuable upon the exercise of warrants, which securities were issued to the selling stockholders in connection with a private placement. The Prior Registration Statement was first filed with the Commission (on Form S-1) on September 15, 2004 and amended (on Form S-1) on October 5, 2004. Due to an administrative error by the Company's financial printer, the Form S-3 was inadvertently filed as a new registration statement instead of an amended registration statement (i.e., an S-3/A). Upon the Commission's acceptance of this Application for Withdrawal, the Company intends to re-file the amended registration statement as an S-3/A.

        If you have any questions regarding this letter, please do not hesitate to contact John F. Thero, Senior Vice President, Chief Financial Officer and Treasurer of the Company, at (617) 648-8800.

Sincerely,
ACUSPHERE, INC.
By:	/s/ JOHN F. THERO John F. Thero Senior Vice President, Chief Financial Officer and Treasurer

cc: Jennifer Rawert (Securities and Exchange Commission)